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Lisa Sellars, Staff Accountant	Los Angeles	Washington, D.C.
Madrid

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Baozun Inc.

Amendment No. 3 to Registration Statement on Form F-1

File No. 333-203477

Dear Ms. Ransom, Ms. López, Ms. Thompson and Ms. Sellars:

On behalf of our client, Baozun Inc., a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter received from the staff of the Commission (the “Staff”) on May 13, 2015.

Set forth below are the Company’s responses to the comments contained in the Staff’s letter. We have included page numbers to refer to the location in Amendment No. 3 where the language addressing a comment appears.

Courtesy copies of this letter and the Registration Statement are being hand delivered to the Staff.

May 15, 2015

Capitalization, page 57

1.	We note your presentation of ordinary shares within your Capitalization table and have the following comments:

•	We note your narrative disclosure quantifying the number of Class A and Class B shares issued and outstanding on a pro forma basis. Please provide similar disclosure quantifying the number of Class A and Class B shares issued and outstanding on a pro forma as adjusted basis.

•	We note that in the pro forma and pro forma as adjusted columns you continue to present all ordinary shares in one line item. To assist your investors in easily understanding your capital structure following your offering, please apply the disclosure guidance in Rule 5-02(29) of Regulation S-X to your presentation of ordinary shares in this Capitalization table. In doing so, separately show the RMB and USD amounts attributable to each of Class A shares and Class B shares and indicate that Class B shares are convertible into Class A shares. This information may be most easily understood if Class A shares and Class B shares are presented as two separate line items.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 57 and 58 of the Registration Statement.

Dilution, page 59

2.	We note your presentation of net tangible book value as of March 31, 2015 of $2.66 per ordinary share and $7.98 per ADS. Please tell us why you believe this calculation and presentation is appropriate as it appears to overstate the amount of net tangible book value each ordinary shareholder has rights to given the rights of the convertible redeemable preferred shareholders to a pro rata share of the net tangible book value.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 59 of the Registration Statement.

May 15, 2015

Selected Consolidated Financial and Other Data, page 68

3.	Please refer to the pro forma as adjusted balance sheet information presented on page 70 and also in Summary Consolidated Financial and Operating Data on page 14. Please revise the amount of Shareholders’ equity/(deficit) in the USD column as of March 31, 2015. In this regard, it appears the amount should be $207,521 instead of $1,286,423.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 14 and 70 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 88

4.	Please refer to your analysis of net revenues at the top of page 89 and respond to the following comments:

•	Please revise your explanation for the significant increase in net revenues to more clearly describe the increase or decrease attributable to changes in pricing, the increase or decrease attributable to changes in volume and the increase or decrease attributable to changes in the types of products or services being sold. Since you provide separate explanations for the change in revenues generated from product sales and the change in revenues generated from services, please apply this comment both to revenue from products and revenue from services. For example, it appears the 79% net increase in revenue from product sales may result from a combination of lower pricing which would decrease revenue and higher volume which would increase revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K. Also clearly identify any known material reasons underlying the changes in pricing, volume or the types of products or services being sold to provide sufficient insight for a reader to see the business through the eyes of management and to ascertain the likelihood that past results are indicative of future results.

•	Please tell us why you indicate the increase in net revenues from services was partially the result of the increase in the number of your brand partners from 78 to 94. Specifically, explain to us how brand partners who do not contribute to your GMV have an impact on your revenue and why it would not be more appropriate to refer to the increase in the number of your GMV brand partners.

•

Please tell us why you indicate the increase in net revenues from services was partially the result of the increase in GMV of your brand partners. In this regard, we note the disclosure elsewhere in your filing that you earn revenue for services as a combination of fixed fees and variable fees. While the increase in GMV appears to explain the increase in the portion of service

May 15, 2015

revenue from variable fees, it does not appear to explain the increase in the portion of service revenue from fixed fees. Please revise your disclosure to better explain this matter.

•	Please also apply this comment to your analysis of net revenues for the annual periods as applicable.

The Company respectfully advises the Staff that the increases in our net revenues generated from services from the year ended December 31, 2012 to the year ended December 31, 2013 and from the three months ended March 31, 2014 to the three months ended March 31, 2015 were driven by the increase in variable service fees based on GMV and other variable factors and fixed service fees. Variable service fees based on GMV increased because of the increase in GMV of our brand partners. In addition, variable service fees based on other variable factors, such as the number of orders, increased because of the overall increase in our sales volume. Fixed service fees generated from our brand partners also increased as the overall number of our brand partners increased, including those which we charge fixed fees for services provided and thus do not contribute to our GMV.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 89 and 92 of the Registration Statement.

5.	Please provide a narrative analysis of the change in your income tax benefit (expenses) either as part of your analysis of net income or under a separate heading. In this regard, please explain what changed that caused you to record an income tax benefit during the interim period of 2015 with a view to indicating whether management expects to continue to record income tax benefits in the future. We believe this is important information to your investors since your income tax benefit comprised about half of your 2015 net income.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 90 of the Registration Statement.

Liquidity and Capital Resources, page 95

6.	You disclose on page 96 that your accounts receivables turnover days increased from 39 days in 2014 to 47 days in the three months ended March 31, 2015. You further disclose that this increase was “due to the increase in revenues generated from services which have a longer credit period than product sales.” It is unclear to us how this explanation fully explains the increase in turnover days from 2014 to the interim period in 2015 since service revenues remained a consistent percentage of total revenues. In light of the fact that accounts receivable comprises over 31% of your total assets, please explain this matter to us in detail or revise your filing to more fully explain this increase in turnover days to your investors. Additionally, please tell us in your response the RMB amount of your March 31, 2015 accounts receivable that has been collected as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 96 of the Registration Statement. As of the date of this letter, RMB94.5 million of the accounts receivable as of March 31, 2015 has been collected.

May 15, 2015

Description of American Depositary Shares, page 159

7.	We note your risk factor on page 48 that “[y]our ADSs will give [you] a discretionary proxy.” However, your disclosure on page 163 states that “[t]he depositary will only vote or attempt to vote as you instruct.” Please revise your disclosures to ensure consistency throughout your filing.

In response to the Staff’s comment, the Company has deleted the risk factor headed “Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests” on page 48 of the Registration Statement and has revised the relevant disclosure on page 163 of the Registration Statement.

Financial Statements for the Three Months Ended March 31, 2015

Unaudited Condensed Consolidated Balance Sheets, page F-47

8.	We note your narrative description of the number of ordinary shares issued and outstanding as of March 31, 2015 on a pro forma basis. Since you will have two classes of ordinary shares following this offering, please revise this disclosure to separately quantify the number of pro forma shares issued and outstanding for each of Class A shares and Class B shares and to indicate that Class B shares are convertible into Class A shares. Alternatively, we will not object if you present this information within Note 2(i) “Pro forma information.”

In response to the Staff’s comment, the Company has revised the relevant disclosure on page F-59 of the Registration Statement.

Exhibit 5.1

9.	Please have counsel revise its opinion to remove the assumption in clause 2.3. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company is filing with Amendment No. 3 the revised opinion of Maples and Calder.

* * *

May 15, 2015

If you have any questions regarding this response letter or the Registration Statement, please contact the undersigned by phone at +86 21 6101 6018 or via email at karen.yan@lw.com. Questions relating to accounting and auditing matters of the Company may also be directed to Alan Hu of Deloitte Touche Tohmatsu Certified Public Accountants LLP via email at alhu@deloitte.com.cn.

Respectfully submitted,

/s/ Karen M. Yan

Karen M. Yan of LATHAM & WATKINS LLP

Enclosures

cc:	Vincent Wenbin Qiu, Chief Executive Officer, Baozun Inc.

Beck Chen, Chief Financial Officer, Baozun Inc.

Karen M. Yan, Esq., Latham & Watkins LLP

Leiming Chen, Esq., Simpson Thacher & Bartlett LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP